UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EMERGE ENERGY SERVICES LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

29102H 108

(CUSIP Number)

Ted W. Beneski

1400 Civic Place, Suite 250

Southlake, Texas 76092

(817) 488-7775

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29102H 108

1.	Name of Reporting Person: Ted W. Beneski

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 1,172,624 (1)

	8.	Shared Voting Power: 7,168,545 (1)

	9.	Sole Dispositive Power: 1,172,624 (1)

	10.	Shared Dispositive Power: 7,168,545 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,341,169 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 34.6%

14.	Type of Reporting Person: IN

(1)

Represents (a) 1,145,102 common units representing limited partner interests (“Common Units”) held directly by Mr. Beneski, (b) 27,522 Common Units held by family trusts of which Mr. Beneski is the sole trustee and which Mr. Beneski may be deemed to indirectly beneficially own and (c) 7,168,545 Common Units held directly by Superior Silica Resources LLC (“SSR”) and AEC Resources LLC (“AEC”). Insight Equity Management Company LLC (“Insight Equity”) is the investment manager to Insight Equity GP I LP (“Insight GP”) and Insight GP is the general partner of Insight Equity I LP (“Insight Fund I”). SSR and AEC are each indirect subsidiaries of Insight Fund I. As such Insight Equity and Insight GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski is one of two controlling equity owners of Insight Equity and Insight GP and as such may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski disclaims beneficial ownership of any Common Units held by Insight Equity or Insight GP, except to the extent of his pecuniary interest therein.

CUSIP No.: 29102H 108

1.	Name of Reporting Person: Insight Equity Management Company LLC

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 7,168,545 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 7,168,545 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,168,545 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 29.7%

14.	Type of Reporting Person: IA, OO (limited liability company)

(1)

Represents 6,467,122 common units representing limited partner interests (“Common Units”) held directly by Superior Silica Resources LLC (“SSR”) and 701,423 Common Units held directly by AEC Resources LLC (“AEC”). Insight Equity Management Company LLC (“Insight Equity”) is the investment manager to Insight Equity GP I LP (“Insight GP”) and Insight GP is the general partner of Insight Equity I LP (“Insight Fund I”). SSR and AEC are each indirect subsidiaries of Insight Fund I. As such Insight Equity and Insight GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Ted W. Beneski is one of two controlling equity owners of Insight Equity and Insight GP and as such may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski disclaims beneficial ownership of any Common Units held by Insight Equity or Insight GP, except to the extent of his pecuniary interest therein.

CUSIP No.: 29102H 108

1.	Name of Reporting Person: Insight Equity GP I LP

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 7,168,545 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 7,168,545 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,168,545 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 29.7%

14.	Type of Reporting Person: PN

(1)   Represents 6,467,122 common units representing limited partner interests (“Common Units”) held directly by Superior Silica Resources LLC (“SSR”) and 701,423 Common Units held directly by AEC Resources LLC (“AEC”).  Insight Equity Management Company LLC (“Insight Equity”) is the investment manager to Insight Equity GP I LP (“Insight GP”) and Insight GP is the general partner of Insight Equity I LP (“Insight Fund I”).  SSR and AEC are each indirect subsidiaries of Insight Fund I. As such Insight Equity and Insight GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Ted W. Beneski is one of two controlling equity owners of Insight Equity and Insight GP and as such may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski disclaims beneficial ownership of any Common Units held by Insight Equity or Insight GP, except to the extent of his pecuniary interest therein.

CUSIP No.: 29102H 108

1.	Name of Reporting Person: Insight Equity I LP

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 7,168,545 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 7,168,545 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,168,545 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 29.7%

14.	Type of Reporting Person: PN

(1)   Represents 6,467,122 common units representing limited partner interests (“Common Units”) held directly by Superior Silica Resources LLC (“SSR”) and 701,423 Common Units held directly by AEC Resources LLC (“AEC”).  SSR and AEC are each indirect subsidiaries of Insight Equity I LP.

CUSIP No.: 29102H 108

1.	Name of Reporting Person: Superior Silica Resources LLC

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 6,467,122 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 6,467,122 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,467,122 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 26.8%

14.	Type of Reporting Person: OO (limited liability company)

(1)   Represents 6,467,122 common units representing limited partner interests (“Common Units”) held directly by Superior Silica Resources LLC (“SSR”).  SSR is an indirect subsidiary of Insight Equity I LP.

Item 1.                                 Security and Issuer

This Schedule 13D relates to common units representing limited partner interests (the “Common Units”) of Emerge Energy Services LP, a Delaware limited partnership (the “Issuer”).  The Issuer’s principal executive office is located at 180 State Street, Suite 225, Southlake, Texas 76092.

Item 2.                                 Identity and Background

(a)         This Schedule 13D is filed by Mr. Ted W. Beneski and Insight Equity Management Company LLC, a Texas limited liability company (“Insight Equity”), Insight Equity GP I LP, a Delaware limited partnership (“Insight GP”), Insight Equity I LP, a Delaware limited partnership (“Insight Fund I”) and Superior Silica Resources LLC, a Delaware limited liability company (“SSR”).  Insight Equity, Insight GP, Insight Fund I, SSR and Mr. Beneski are referred to collectively as the “Reporting Persons.”  Insight Equity is the investment manager to Insight GP, and Insight GP is the general partner of Insight Fund I. SSR and AEC Resources LLC, a Delaware limited liability company (“AEC”), are each indirect subsidiaries of Insight Fund I.  Insight Equity, as the investment manager to Insight GP, and Insight GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski is one of two controlling equity owners of Insight Equity and Insight GP and as such may be deemed to indirectly beneficially own the securities held by SSR and AEC.  Victor L. Vescovo is the other controlling equity owner of Insight Equity and Insight GP; however, Mr. Vescovo’s beneficial ownership is unchanged since his Schedule 13G/A filed February 17, 2015 and as such he will continue to report his beneficial ownership on Schedule 13G separate from Mr. Beneski.

(b)         The business address of each of the Reporting Persons is 1400 Civic Place, Suite 225, Southlake, Texas 76092.

(c)          The principal business of the Reporting Persons, other than Mr. Beneski, is the making of control investments in strategically viable, middle market companies such as the Issuer. Mr. Beneski’s principal occupation is Chief Executive Officer and Managing Partner of Insight Equity Holdings LLC.

(d)-(e)         During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Beneski is a citizen of the United States.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I hereto and is incorporated by reference herein. Except as otherwise noted on Schedule I, none of the Listed Persons have any beneficial interest in any Common Units. To the Reporting Persons’ knowledge, none of the persons listed on Schedule I as a director or executive officer of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

Prior to the initial public offering (the “IPO”) of 7,500,000 Common Units in the Issuer on May 14, 2013, SSR was the owner of a 98% limited partner interest in the Issuer and Emerge Energy Services GP LLC, a Delaware limited liability company (the “General Partner”), was the owner of a 2% general partner interest in the Issuer. In connection with the IPO and the related formation transactions and pursuant to the Contribution, Conveyance and

Assumption Agreement, dated May 14, 2013 (the “IPO Contribution Agreement”), by and among the Issuer, the General Partner, SSR, Insight Fund I, Mr. Beneski and the other parties thereto:

•                  Superior Silica Holdings, LLC, a Delaware limited liability company (“SSH”) conveyed its remaining interest in Superior Silica Sands LLC, a Texas limited liability company (“SSS”), to the Issuer in exchange for (i) 11,333,890 Common Units and (ii) the right to receive $17.0 million in cash, in part, as reimbursement for certain capital expenditures;

•                  SSH distributed 8,722,802 Common Units and $13.2 million in cash to SSR;

•                  The Issuer issued 119,885 Common Units to SSR in exchange for a capital contribution of $2.0 million;

•                  AEC Holdings, LLC, a Delaware limited liability company (“AEC Holdings”), conveyed its interest in Allied Energy Company LLC, an Alabama limited liability company (“AEC Subsidiary”), to the Issuer in exchange for (i) 1,162,132 Common Units and (ii) the assumption of $33.7 million of AEC Holdings’ indebtedness by the Issuer; and

•                  AEC Holdings distributed 959,077 Common Units to AEC.

On June 20, 2014, the Issuer, the General Partner, Emerge Energy Services Operating LLC, a Delaware limited liability company, SSR, AEC, Mr. Beneski and the other selling unitholders party thereto entered into an Underwriting Agreement (the “Underwriting Agreement”) with Merrill Lynch, Pierce Fenner & Smith, Morgan Stanley & Co. LLC and Wells Fargo Securities, as the representatives of the underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, SSR, AEC and Mr. Beneski sold 2,798,165 Common Units, 303,489 Common Units and 255,819 Common Units, respectively, at a price to the public of $109.06 per Common Unit. On July 23, 2014, the Underwriters partially exercised their over-allotment option under the Underwriting Agreement and SSR, AEC and Mr. Beneski sold 131,842 Common Units, 14,300 Common Units and 12,053 Common Units, respectively, at a price to the public of $109.06 per Common Unit.

From the period of August 13, 2015 through August 19, 2015, Mr. Beneski purchased Issuer Common Units in the open market aggregating approximately 2.4% of the outstanding Common Units of the Issuer. On August 13, 2015, Mr. Beneski purchased 130,000 Common Units on the open market at a weighted average price of $17.2243 per Common Unit. On August 14, 2015, Mr. Beneski purchased 80,000 Common Units on the open market at a weighted average price of $17.2593 per Common Unit. On August 17, 2015, Mr. Beneski purchased 125,973 Common Units on the open market at a weighted average price of $17.2807 per Common Unit. On August 18, 2015, Mr. Beneski purchased 150,000 Common Units on the open market at a weighted average price of $17.2804 per Common Unit. On August 19, 2015, Mr. Beneski purchased 95,755 Common Units on the open market at a weighted average price of $16.5791 per Common Unit. Mr. Beneski purchased the Common Units using funds from his personal savings.

References to, and descriptions of, the IPO Contribution Agreement as set forth in this Item 3 are qualified in their entirety by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-35912) filed by the Issuer with the Securities and Exchange Commission on May 20, 2013, which is incorporated in its entirety in this Item 3.

Item 4.                                 Purpose of Transaction

The Reporting Persons previously reported their beneficial ownership on Schedules 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934. The Reporting Persons last filing was on a Schedule 13G/A on February 17, 2015 which reported their aggregate beneficial ownership of 7,759,441 Common Units, representing approximately 32.7% of the Issuer’s then outstanding limited partner interests. Between August 13, 2015 and August 19, 2015, Mr. Beneski acquired 581,728 Common Units, representing approximately 2.4% of the then outstanding Common Units of the Issuer, which necessitated the filing of this Schedule 13D. Subsequent to August 19, 2015, the Reporting Persons have not acquired or disposed of any Common Units. This Schedule 13D reports all of the Common Units previously reported on the Schedule 13Gs by the Reporting Persons and the additional Common Units acquired by Mr. Beneski after the date of the Schedule 13G/A filing, bringing Mr. Beneski’s beneficial ownership to 8,341,169 Common Units, or approximately 34.6% of the Issuer’s current outstanding limited partner interests.

The Reporting Persons acquired the Common Units described in this Schedule 13D as consideration for the contribution of assets to the Issuer pursuant to the IPO Contribution Agreement and, in the case of Common Units owned by Mr. Beneski, for general investment purposes. However, the Reporting Persons may be deemed to control the Issuer by virtue of Mr. Beneski’s and Insight Fund I’s ownership of a controlling interest in Emerge Energy Services Holdings LLC, a Delaware limited liability company (“Holdings”), which owns the General Partner, which is responsible for the management of the Issuer as its general partner. Holdings appoints the board of the General Partner pursuant to the Amended and Restated Limited Liability Company Agreement of the General Partner, dated May 14, 2013 (the “LLC Agreement”). Therefore, through the right to manage the General Partner, the Reporting Persons have the ability to influence the management, policies and control of the Issuer with the purpose of increasing the value of the Issuer, and thus of the Reporting Persons’ investment.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending upon overall market conditions, the performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, and the market prices of the Common Units and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. Mr. Beneski already serves as the Chairman of Holdings, which controls the General Partner, the general partner of the Issuer. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the foregoing paragraph.

Any of the foregoing actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the purchase or sale of Shares by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable state securities or “blue sky” laws.

Except as noted above, the Reporting Persons do not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

(a)-(b)        The beneficial ownership percentage of the Reporting Persons is calculated based upon 24,119,972 Common Units of the Issuer reported to be outstanding as of July 29, 2015, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on August 8, 2015.

1.              Ted W. Beneski

a.              Amount beneficially owned: 8,341,169 Common Units

b.              Percent of class: 34.6%

c.               Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote: 1,172,624

ii.               Shared power to vote or to direct the vote: 7,168,545

iii.            Sole power to dispose or to direct the disposition of: 1,172,624

iv.           Shared power to dispose or to direct the disposition of: 7,168,545

2.              Insight Equity Management Company LLC

a.              Amount beneficially owned: 7,168,545 Common Units

b.              Percent of class: 29.7%

c.               Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 7,168,545

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 7,168,545

3.              Insight Equity GP I LP

a.              Amount beneficially owned: 7,168,545 Common Units

b.              Percent of class: 29.7%

c.               Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 7,168,545

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 7,168,545

4.              Insight Equity I LP

a.              Amount beneficially owned: 7,168,545 Common Units

b.              Percent of class: 29.7%

c.               Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 7,168,545

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 7,168,545

5.              Superior Silica Resources LLC

a.              Amount beneficially owned: 6,467,122 Common Units

b.              Percent of class: 26.8%

c.               Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 6,467,122

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 6,467,122

SSR is the direct holder of 6,467,122 Common Units, AEC is the direct holder of 701,423 Common Units and Mr. Beneski is (i) the direct holder of 1,145,102 Common Units and (ii) is the sole trustee of a family trust which holds 27,622 Common Units which Mr. Beneski may be deemed to indirectly beneficially own.

Insight Equity is the investment manager to Insight GP, and Insight GP is the general partner of Insight Fund I.  SSR and AEC are each indirect subsidiaries of Insight Fund I. As such, Insight Equity and Insight GP have the shared power to vote and dispose of the Common Units held by SSR and AEC; and, as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Ted W. Beneski is one of two controlling equity owners of Insight Equity and Insight GP. Mr. Beneski by virtue of being a controlling equity owner of Insight Equity and Insight GP, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski disclaims beneficial ownership of any Common Units reported herein, except to the extent of his pecuniary interest therein. Victor L. Vescovo is the other controlling equity owner of Insight Equity and Insight GP; however, Mr. Vescovo’s beneficial ownership is unchanged since his Schedule 13G/A filed February 17, 2015 and as such he will continue to report his beneficial ownership on Schedule 13G separate from Mr. Beneski.

(c)          Except as set forth in Item 3 of this Schedule 13D, neither the Reporting Persons nor any person listed on Schedule I have effected any transactions in the Issuer’s Common Units within the past 60 days.

(d)         No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Units reported on the cover pages of this Schedule 13D and in this Item 5.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the IPO Contribution Agreement incorporated by reference in Item 3 is hereby incorporated in this Item 6 by reference.

The Reporting Persons’ Common Units are subject to registration rights granted by the Issuer pursuant to the Registration Rights Agreement, dated May 14, 2013 (the “Registration Rights Agreement”), by and among the Issuer, AEC, Mr. Beneski, SSR, Kayne Anderson Development Company and LBC Sub V, LLC. The First

Amended and Restated Limited Partnership Agreement of the Issuer, dated May 14, 2013 (the “Partnership Agreement”), contains various provisions allowing the General Partner to control the Issuer as its general partner and other provisions regarding cash distributions, issuance of additional Common Units, limited partner voting rights and limited call rights. References to, and descriptions of, the Registration Rights Agreement and the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to Exhibit 3.1 and Exhibit 10.5, respectively, of the Issuer’s current report on Form 8-K (File No. 001-35912) filed with the Securities and Exchange Commission on May 20, 2013, which are each incorporated by reference in its entirety in this Item 6.

Holdings appoints the board of the General Partner pursuant to the LLC Agreement. The LLC Agreement is incorporated in its entirety in this Item 6 by reference to Exhibit 3.2 of the Issuer’s current report on Form 8-K (File No. 001-35912) filed with the Securities and Exchange Commission on May 20, 2013, which is incorporated by reference in its entirety in this Item 6.

Aside from the agreements described above, none of the Reporting Persons nor any person named in Schedule I have entered into any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer. Certain of the Reporting Persons have other commercial arrangements with the Issuer, unrelated to securities of the Issuer, which are described in the Issuer’s Annual Report on Form 10-K.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit No.	Description
A

Contribution, Conveyance and Assumption Agreement, dated as of May 14, 2013, by and among Emerge Energy Services GP LLC, Emerge Energy Services LP, Emerge Energy Services Operating LLC, Emerge Energy Services Holdings LLC, and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2013 (File No. 001-35912)).

B

Registration Rights Agreement, dated as of May 14, 2013, by and among Emerge Energy Services LP, AEC Resources LLC, Ted W. Beneski, Superior Silica Resources LLC, Kayne Anderson Development Company and LBC Sub V, LLC (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2013 (File No. 001-35912)).

C

First Amended and Restated Agreement of Limited Partnership of Emerge Energy Services LP, dated as of May 14, 2013 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2013 (File No. 001-35912)).

D

Amended and Restated Limited Liability Company Agreement of Emerge Energy Services GP, LLC, dated as of May 14, 2013 (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2013 (File No. 001-35912)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2015

Ted W. Beneski

By:	/s/ Ted W. Beneski
Ted W. Beneski

Insight Equity Management Company LLC
a Delaware limited liability company

By:	/s/ Ted W. Beneski
Authorized Signatory

Insight Equity GP I LP
a Delaware limited partnership
By:	Insight Equity Holdings I LLC, its general partner

By:	/s/ Ted W. Beneski
Authorized Signatory

Insight Equity I LP
a Delaware limited partnership
By:	Insight Equity GP I LP, its general partner
By:	Insight Equity Holdings I LLC, its general partner

By:	/s/ Ted W. Beneski
Authorized Signatory

Superior Silica Resources LLC
a Delaware limited liability company

By:	/s/ Ted W. Beneski
Authorized Signatory

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of August 28, 2015.

Ted W. Beneski

By:	/s/ Ted W. Beneski
Ted W. Beneski

Insight Equity Management Company LLC
a Delaware limited liability company

By:	/s/ Ted W. Beneski
Authorized Signatory

Insight Equity GP I LP
a Delaware limited partnership
By:	Insight Equity Holdings I LLC, its general partner

By:	/s/ Ted W. Beneski
Authorized Signatory

Insight Equity I LP
a Delaware limited partnership
By:	Insight Equity GP I LP, its general partner
By:	Insight Equity Holdings I LLC, its general partner

By:	/s/ Ted W. Beneski
Authorized Signatory

Superior Silica Resources LLC
a Delaware limited liability company

By:	/s/ Ted W. Beneski
Authorized Signatory

Schedule I

Information regarding each director and executive officer of the Reporting Persons, or each person controlling the Reporting Persons, is set forth below.

REPORTING PERSON:  INSIGHT EQUITY MANAGEMENT COMPANY LLC

Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Ted W. Beneski	Chief Executive Officer and Managing Partner	1400 Civic Place, Suite 250, Southlake, TX 76092	Chief Executive Officer and Managing Partner – Insight Equity Holdings LLC	United States	8,341,169	(1)
Victor L. Vescovo	Chief Operating Officer and Managing Partner	1400 Civic Place, Suite 250, Southlake, TX 76092	Chief Operating Officer and Managing Partner – Insight Equity Holdings LLC	United States	7,298,297	(2)
Eliot Kerlin	Partner	1400 Civic Place, Suite 250, Southlake, TX 76092	Partner – Insight Equity Holdings LLC	United States	2,408
Warren Bonham	Partner	1400 Civic Place, Suite 250, Southlake, TX 76092	Partner – Insight Equity Holdings LLC	United States	6,899
Jack Waterstreet	Partner	1400 Civic Place, Suite 250, Southlake, TX 76092	Partner – Insight Equity Holdings LLC	United States	2,000	(3)

(1)

Includes (a) 1,145,102 common units representing limited partner interests (“Common Units”) held directly by Mr. Beneski, (b) 27,522 Common Units held by family trusts of which Mr. Beneski is the sole trustee and which Mr. Beneski may be deemed to indirectly beneficially own and (c) 7,168,545 Common Units held directly by Superior Silica Resources LLC (“SSR”) and AEC Resources LLC (“AEC”).  Insight Equity Management Company LLC (“Insight Equity”) is the investment manager to Insight Equity GP I LP (“Insight GP”) and Insight GP is the general partner of Insight Equity I LP (“Insight Fund I”).  SSR and AEC are each indirect subsidiaries of Insight Fund I. As such Insight Equity and Insight GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski and Victor L. Vescovo are the controlling equity owners of Insight Equity and Insight GP and as such may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski disclaims beneficial ownership of any Common Units held by Insight Equity or Insight GP, except to the extent of his pecuniary interest therein.

(2)

Includes 129,752 Common Units held directly by Mr. Vescovo and 7,168,545 Common Units held directly by SSR and AEC.  Insight Equity is the investment manager to Insight GP and Insight GP is the general partner of Insight Fund I.  SSR and AEC are each indirect subsidiaries of Insight Fund I. As such Insight Equity and Insight GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Vescovo and Ted W. Beneski are the controlling equity owners of Insight Equity and Insight GP and as such may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Vescovo disclaims beneficial ownership of any Common Units held by Insight Equity or Insight GP, except to the extent of his pecuniary interest therein.

(3)	Includes 1,000 Common Units held directly by Mr. Waterstreet and 1,000 Common Units held directly by Mr. Waterstreet’s wife which Mr. Waterstreet may be deemed to beneficially own.

REPORTING PERSON:  SUPERIOR SILICA RESOURCES LLC

Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Ted W. Beneski	Chairman of the Board	1400 Civic Place, Suite 250, Southlake, TX 76092	Chief Executive Officer and Managing Partner – Insight Equity Holdings LLC	United States	8,341,169	(1)
Victor L. Vescovo	Managing Director	1400 Civic Place, Suite 250, Southlake, TX 76092	Chief Operating Officer and Managing Partner – Insight Equity Holdings LLC	United States	7,298,297	(2)

(1)

Includes (a) 1,145,102 common units representing limited partner interests (“Common Units”) held directly by Mr. Beneski, (b) 27,522 Common Units held by family trusts of which Mr. Beneski is the sole trustee and which Mr. Beneski may be deemed to indirectly beneficially own and (c) 7,168,545 Common Units held directly by Superior Silica Resources LLC (“SSR”) and AEC Resources LLC (“AEC”).  Insight Equity Management Company LLC (“Insight Equity”) is the investment manager to Insight Equity GP I LP (“Insight GP”) and Insight GP is the general partner of Insight Equity I LP (“Insight Fund I”).  SSR and AEC are each indirect subsidiaries of Insight Fund I. As such Insight Equity and Insight GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski and Victor L. Vescovo are the controlling equity owners of Insight Equity and Insight GP and as such may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski disclaims beneficial ownership of any Common Units held by Insight Equity or Insight GP, except to the extent of his pecuniary interest therein.

(2)

Includes 129,752 Common Units held directly by Mr. Vescovo and 7,168,545 Common Units held directly by SSR and AEC.  Insight Equity is the investment manager to Insight GP and Insight GP is the general partner of Insight Fund I.  SSR and AEC are each indirect subsidiaries of Insight Fund I. As such Insight Equity and Insight GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Vescovo and Ted W. Beneski are the controlling equity owners of Insight Equity and Insight GP and as such may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Vescovo disclaims beneficial ownership of any Common Units held by Insight Equity or Insight GP, except to the extent of his pecuniary interest therein.

INSIGHT EQUITY HOLDINGS I LLC (1)

Name	Affiliation with Insight Equity Holdings I LLC	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Ted W. Beneski	Chief Executive Officer and Managing Partner	1400 Civic Place, Suite 250, Southlake, TX 76092	Chief Executive Officer and Managing Partner – Insight Equity Holdings LLC	United States	8,341,169	(2)
Victor L. Vescovo	Chief Operating Officer and Managing Partner	1400 Civic Place, Suite 250, Southlake, TX 76092	Chief Operating Officer and Managing Partner – Insight Equity Holdings LLC	United States	7,298,297	(3)
Eliot Kerlin	Partner	1400 Civic Place, Suite 250, Southlake, TX 76092	Partner – Insight Equity Holdings LLC	United States	2,408
Warren Bonham	Partner	1400 Civic Place, Suite 250, Southlake, TX 76092	Partner – Insight Equity Holdings LLC	United States	6,899
Jack Waterstreet	Partner	1400 Civic Place, Suite 250, Southlake, TX 76092	Partner – Insight Equity Holdings LLC	United States	2,000	(4)

(1)

Insight Equity Holdings I LLC, a Delaware limited liability company (“Insight Holdings I”), is the general partner of Insight Equity GP I LP (“Insight GP”). Insight GP is the general partner of Insight Equity I LP (“Insight Fund I”). As such, Insight Holdings I is the controlling person of Insight GP and Insight Fund I. Insight Equity Management Company LLC (“Insight Equity”) is the investment manager to Insight GP, and as such, Insight Equity and Insight GP have the shared power to vote and dispose of the common units representing limited partner interests (“Common Units”) indirectly beneficially owned by Insight Fund I, and as such, may be deemed to indirectly beneficially own the securities indirectly held by Insight Fund I.

(2)

Includes (a) 1,145,102 Common Units held directly by Mr. Beneski, (b) 27,522 Common Units held by family trusts of which Mr. Beneski is the sole trustee and which Mr. Beneski may be deemed to indirectly beneficially own and (c) 7,168,545 Common Units held directly by Superior Silica Resources LLC (“SSR”) and AEC Resources LLC (“AEC”).  Insight Equity is the investment manager to Insight GP and Insight GP is the general partner of Insight Fund I.  SSR and AEC are each indirect subsidiaries of Insight Fund I. As such Insight Equity and Insight GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski and Victor L. Vescovo are the controlling equity owners of Insight Equity and Insight GP and as such may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski disclaims beneficial ownership of any Common Units held by Insight Equity or Insight GP, except to the extent of his pecuniary interest therein.

(3)

Includes 129,752 Common Units held directly by Mr. Vescovo and 7,168,545 Common Units held directly by SSR and AEC.  Insight Equity is the investment manager to Insight GP and Insight GP is the general partner of Insight Fund I.  SSR and AEC are each indirect subsidiaries of Insight Fund I. As such Insight Equity and Insight GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Vescovo and Ted W. Beneski are the controlling equity owners of Insight Equity and Insight GP and as such may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Vescovo disclaims beneficial ownership of any Common Units held by Insight Equity or Insight GP, except to the extent of his pecuniary interest therein.

(4)	Includes 1,000 Common Units held directly by Mr. Waterstreet and 1,000 Common Units held directly by Mr. Waterstreet’s wife which Mr. Waterstreet may be deemed to beneficially own.